EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis as at 30 September 2023. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2023 £m

Equity
Ordinary shareholders’ equity	33,566
Other equity instruments	5,018
Non-controlling interests	62
Total equity	38,646

Indebtedness
Subordinated liabilities	6,703
Debt securities
Debt securities in issue	57,936
Liabilities designated at fair value through profit or loss	4,827
Total debt securities	62,763
Total indebtedness	69,466

Total capitalisation and indebtedness	108,112
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2023, all indebtedness was unsecured except for £17.1 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 September 2023.
There has been no material change in the information set forth in the table above since 30 September 2023.